Exhibit 21

Belport Capital Fund LLC Subsidiaries (as of December 31, 2007)

Name	Jurisdiction of Incorporation

Bel Holdings LLC	Delaware

Bel Multifamily Property Trust	Maryland

Belport Realty Corporation	Delaware

Monadnock Property Trust, LLC	Delaware